UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Falcon Minerals Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

30607B109

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Royal Resources L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 35,197,643
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,197,643
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Royal Resources GP L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 35,197,643
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,197,643
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Energy Management Associates L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,197,643
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,197,643

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Management Associates VI L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,197,643
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,197,643

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone EMA L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,197,643
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,197,643

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS BMA VI L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,197,643
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,197,643

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 35,197,643
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,197,643
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 35,197,643
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,197,643
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 35,197,643
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,197,643
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 35,197,643
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,197,643
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 35,197,643
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,197,643
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 30607B109

1.	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 35,197,643
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,197,643
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2018 (the “Schedule 13D”), relating to the Class A Common Stock (as defined below) of Falcon Minerals Corporation.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Class A common stock, par value par value $0.0001 per share (the “Class A Common Stock”) of Falcon Minerals Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 510 Madison Avenue, 8th Floor, New York, New York 10022.

Item 2.	Identity and Background.

The first and second paragraph of Item 2 of the Schedule 13D are hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 1 hereto (the “Joint Filing Agreement”):

(i) Royal Resources L.P., which is a Delaware limited partnership (“Royal LP”);

(ii) Royal Resources GP L.L.C. (“Royal GP”), which is a Delaware limited liability company; Blackstone Energy Management Associates L.L.C., which is a Delaware limited liability company; Blackstone EMA L.L.C., which is a Delaware limited liability company; Blackstone Management Associates VI L.L.C., which is a Delaware limited liability company; BMA VI L.L.C., which is a Delaware limited liability company; Blackstone Holdings III L.P., which is a limited partnership formed in Quebec, Canada; Blackstone Holdings III GP L.P., which is a Delaware limited partnership; Blackstone Holdings III GP Management L.L.C., which is a Delaware limited liability company (collectively, with Royal LP, the “Blackstone Entities”);

(iii) Blackstone Inc., which is a Delaware corporation; and Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Topco Entities,” and together with the Blackstone Entities, “Blackstone”); and

(iv) Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the Blackstone Entities, the Blackstone Topco Entities and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

Item 4.	Purpose of Transaction.

The penultimate paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

Erik C. Belz, Mark C. Henle, and Adam M. Jenkins are employees of Blackstone Inc. or one of its affiliates and serve on the board of directors of the Issuer (the “Falcon Board”). In such capacity, each of them may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following:

Support Agreement and Director Designation Agreement

On January 11, 2022, the Issuer, Falcon Minerals Operating Partnership, LP, a Delaware limited partnership and subsidiary of the Issuer (“OpCo”), Ferrari Merger Sub A LLC, a Delaware limited liability company and wholly owned subsidiary of OpCo (“Merger Sub”), and DPM HoldCo, LLC, a Delaware limited liability company (“DPM”), entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions in the Merger Agreement, Merger Sub will merge with and into DPM (the “Merger”), with DPM continuing as the surviving entity in the Merger as a wholly owned subsidiary of OpCo.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger (the “Merger Effective Time”), the limited liability company interests in DPM issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive an aggregate of (i) 235,000,000 shares of Class C common stock, par value $0.0001 per share, of the Issuer ( “Class C Common Stock”, and together with the Class A Common Stock, the “Common Stock”), (ii) 235,000,000 common units representing limited partnership interests in OpCo (“OpCo Units”), and (iii) additional shares of Class C Common Stock (and a corresponding number of OpCo Units) equal to (a) the sum of (x) the difference between $140 million and the DPM net debt plus (y) the amount by which the indebtedness for borrowed money of the Issuer and its subsidiaries exceeds $45 million as of immediately prior to the Merger Effective Time divided by (b) $5.15 (together, the “Merger Consideration”). Certain affiliates of Blackstone hold equity interests in DPM, and as such, such affiliates of Blackstone will receive a portion of the Merger Consideration.

Completion of the Merger is subject to certain customary conditions, including, among others, the affirmative vote of the holders of at least (i) a majority of the votes cast at the Issuer’s stockholder meeting on the approval of the issuance of the Merger Consideration and (ii) a majority of the voting power of the outstanding capital stock of the Issuer entitled to vote on the approval of adoption of certain amendments to the Issuer’s certificate of incorporation providing for a reverse stock split of the Issuer’s common stock prior to the Merger Effective Time at a ratio of four to one (the “Falcon Reverse Stock Split”).

In connection with the execution of the Merger Agreement, on January 11, 2022, Royal LP entered into (i) a voting and support agreement (the “Support Agreement”) with the Issuer and DPM and (ii) a director designation agreement (the “Director Designation Agreement”) with the Issuer and other members of DPM.

Pursuant to the Support Agreement, Royal LP agreed, from and after the date of the Support Agreement until the earlier of the the closing of the Merger and the termination of the Merger Agreement, (a) not to Transfer (as defined in the Support Agreement) any of the OpCo Units and shares of Class C Common Stock held by it, subject to certain permitted transfers, (b) subject to certain exceptions, not to acquire additional equity interests of the Issuer or OpCo without the consent of DPM, and (c) to vote its shares (1) in favor of proposals relating to the issuance of the Merger Consideration, the Falcon Reverse Stock Split, the amendment of the Issuer’s certificate of incorporation, the Issuer’s long-term incentive plan, and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement and (2) against any agreement, transaction or proposal relating to a Competing Proposal (as defined in the Merger Agreement).

Pursuant to the Director Designation Agreement, the Issuer agreed to (a) include two nominees designated by the Issuer in the slate of nominees to be recommended by the Falcon Board for election at the first post-closing annual meeting of the Issuer and (b) include in the slate of nominees to be recommended by the Falcon Board for election at each applicable annual or special meeting of stockholders the following individuals: (i) so long as KMF DPM HoldCo, LLC, a Delaware limited liability company, Chambers DPM HoldCo, LLC, a Delaware limited liability company (collectively with KMF DPM Holdco, LLC, “Kimmeridge”), and their affiliates collectively beneficially own at least 10% of the outstanding shares of Common Stock, one nominee designated by Kimmeridge; (ii) so long as Royal LP, Rock Ridge Royalty Company, LLC, a Delaware limited liability company (collectively with Royal LP, the “Blackstone Parties”), and their affiliates collectively beneficially own at least 10% of the outstanding shares of Common Stock, one nominee designated by the Blackstone Parties; and (iii) so long as Source Energy Leasehold, LP, a Delaware limited partnership, Permian Mineral Acquisitions, LP, a Delaware limited partnership (collectively with Source Energy Leasehold, LP, the “Source Stockholders”), and their affiliates collectively beneficially own at least 10% of the outstanding shares of Common Stock, one nominee designated by the Source Stockholders.

The foregoing descriptions of the Support Agreement and Director Designation Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

Calculations of the percentage of shares of Class A Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume that there are 81,574,383 shares of Class A Common Stock outstanding, taking into account the 46,376,740 shares of Class A Common Stock outstanding (based on the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2021), and assuming that all 35,197,643 OpCo Units held by Royal LP have been redeemed for Class A Common Stock pursuant to the terms of the OpCo limited partnership agreement (the “OpCo LPA”).

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Royal LP is the record holder of 35,197,643 OpCo Units, which may be exchanged for shares of Class A Common Stock on a one-for-one basis, pursuant to the terms of the OpCo LPA.

Royal GP is the general partner of Royal LP. Blackstone Energy Management Associates L.L.C. and Blackstone Management Associates VI L.L.C. are the managing members of Royal GP. Blackstone EMA L.L.C. is the sole member of Blackstone Energy Management Associates L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C.

Blackstone Holdings III L.P. is the managing member of both BMA VI L.L.C. and Blackstone EMA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Royal LP to the extent it directly holds the securities reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Support Agreement and the Director Designation Agreement and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

6	Voting and Support Agreement, dated as of January 11, 2022, by and among DPM HoldCo, LLC, Falcon Minerals Corporation and Royal Resources L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (file No. 001-38158) filed on January 12, 2022).

7	Director Designation Agreement, dated as of January 11, 2022, by and among Falcon Minerals Corporation, KMF DPM HoldCo, LLC, Chambers DPM HoldCo, LLC, Rock Ridge Royalty Company, LLC, Royal Resources L.P., Source Energy Leasehold, LP, Permian Mineral Acquisitions, LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (file No. 001-38158) filed on January 12, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2022

Royal Resources L.P.

By:	Royal Resources GP L.L.C., its general partner

By:	Blackstone Management Associates VI L.L.C., its managing member

By:	BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Royal Resources GP L.L.C.

By:	Blackstone Management Associates VI L.L.C., its managing member

By:	BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Energy Management Associates L.L.C.

By:	Blackstone EMA L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Management Associates VI L.L.C.

By:	BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone EMA L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VI L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Holdings III L.P.

By:	Blackstone Holdings III GP L.P., its general partner

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Inc.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO, Deloitte Touche Tohmatsu and retired Senior Partner, Deloitte (USA)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Class A Common Stock.